Filed by FairPoint Communications, Inc.
Pursuant to Rule 425 under
the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: FairPoint Communications, Inc.
Exchange Act File No.: 001-32408

Safe Harbor
The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this filing are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of the Consolidated Communications Holdings, Inc. (“Consolidated”) and FairPoint Communications, Inc. (“FairPoint”), both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of Consolidated and FairPoint, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by Consolidated, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of Consolidated and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of Consolidated and FairPoint, including economic and financial market conditions generally and economic conditions in Consolidated’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to Consolidated’s ability to pursue growth opportunities if Consolidated continues to pay dividends according to the current dividend policy; various risks to the price and volatility of Consolidated’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and Consolidated’s ability to repay or refinance it or incur additional debt in the future; Consolidated’s need for a significant amount of cash to service and repay the debt and to pay dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with Consolidated’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of Consolidated’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in Consolidated’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of Consolidated for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016, under the heading “Item 1A-Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A-Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Consolidated and FairPoint. Many of these circumstances are beyond the ability of Consolidated and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of Consolidated and FairPoint. These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”,

“plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Consolidated and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of Consolidated or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this filing. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of Consolidated and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.

Important Merger Information and Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Consolidated and FairPoint will file relevant materials with the SEC. Consolidated will file a Registration Statement on Form S-4 that includes a joint proxy statement of Consolidated and FairPoint and which also constitutes a prospectus of Consolidated. Consolidated and FairPoint will mail the final joint proxy statement/prospectus to their respective stockholders. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The joint proxy statement/prospectus and other relevant documents that have been or will be filed by Consolidated and FairPoint with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.

Consolidated, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Consolidated is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus Consolidated and FairPoint will file with the SEC when it becomes available.

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
CNSL – CONSOLIDATED COMMUNICATIONS HOLDINGS INC CONFERENCE CALL TO DISCUSS ITS DEFINITIVE AGREEMENT TO ACQUIRE FAIRPOINT COMMUNICATIONS, INC.

EVENT DATE/TIME: DECEMBER 05, 2016 / 1:30PM GMT

Final Transcript
Consolidated Communications Holdings Inc - CNSL - M&A Conference Call/Presentation- 12/05/16 08:30 AM

Corporate Participants

•	Steve Childers - Consolidated Communications Holdings Inc - CFO

•	Jennifer Spaude - Consolidated Communications Holdings Inc - Senior Director of Corp. Communications

•	Paul Sunu - Consolidated Communications Holdings Inc - CEO

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
Conference Call Participants

•	Sachin Shah - Albert Fried & Company - Analyst

•	Frank Louthan - Raymond James & Associates - Analyst

•	Davis Hebert - Wells Fargo Securities - Analyst

•	Barry Sine - Drexel Hamilton - Analyst

•	Scott Goldman - Jefferies LLC - Analyst
Presentation

•	Operator - -
Good day, ladies and gentlemen, and welcome to the Consolidated Communications special investor conference call. (Operator Instructions). As a reminder, today's conference is being recorded. I would now like to introduce your host for today's conference call, Ms. Jennifer Spaude. You may begin, ma'am.

•	Jennifer Spaude - Consolidated Communications Holdings Inc - Senior Director of Corp. Communications
Thank you and good morning, everyone. We appreciate you taking the time to join our call today to discuss Consolidated Communications' acquisition of FairPoint Communications announced earlier this morning. You can find our press release and presentation on the Investor Relations section of the Consolidated Communications website. Please review the Safe Harbor provision in our press release and in our SEC filing for information about forward-looking statements and related risk factors.

This call may contain forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements reflect, among other things, management's current expectations, plans and strategies and anticipated financial results, all of which are subject to known and unknown risks, uncertainties and factors that may cause the actual results to differ materially from those expressed or implied by those forward-looking statements.

Speakers on our call today are Bob Udell, President and Chief Executive Officer of Consolidated Communications; Paul Sunu, Chief Executive Officer of FairPoint Communications; and Steve Childers, Chief Financial Officer of Consolidated Communications. I will now turn the call over to Bob Udell.

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO

Good morning, everyone. We appreciate you joining us today for the call. This is an exciting day for Consolidated Communications and FairPoint. We are pleased to announce that we have reached a definitive agreement for Consolidated Communications to acquire FairPoint Communications.

This acquisition is consistent with our strategy to sustain and grow cash flow and to increase shareholder value. It significantly expands Consolidated's broadband reach and scale and is cash flow accretive upon close. We look to expand Consolidated's business and broadband growth strategy and become a stronger competitor as a result. We believe this combination will create significant benefits for our combined customers and shareholders as we realize important growth opportunities.

First, I will discuss our rational for the FairPoint acquisition as outlined on slide 6. FairPoint operates a high-quality enterprise class network that spans more than 21,000 route miles, reaches more than 3,000 fiber connected buildings and has 1,900 fiber to the tower connections. FairPoint has invested more than $1 billion in network and technology since 2009 and achieved 90% broadband coverage.

Second, this acquisition is material in scale, making our combined fiber networks more than 35,000 fiber route miles with operations across 24 states. It doubles Consolidated's revenue and EBITDA and gives us the opportunity to leverage our enhanced product suite and consultative sales approach across FairPoint's markets.

Additionally, this deal offers us highly compelling financial benefits. We expect to achieve an estimated $55 million in annual run rate synergies within two years of closing. We are confident in our ability to realize these synergies and our track record shows we achieve or exceed our synergy targets.

The transaction is meaningfully accretive to cash flow, which strengthens our dividend payout ratio while significantly improving our capital structure. The financial benefits of the transaction are solid and we are well-positioned to effectively integrate FairPoint. We will use our proven playbook which was key to successfully integrating TXU Communications in 2004, North Pittsburgh in 2007, SureWest in 2012 and more recently Enventis in 2014. We are ready to complete another successful integration.

We are confident that this is an excellent strategic move for our companies, our customers, our employees and our shareholders. Through our diligent efforts we have learned that, although our origins are different, our strategies have similarities, especially regarding our mutual focus on growing business and broadband services over a core fiber network. I would now like to turn the call over to Paul Sunu for his comments. Paul?

•	Paul Sunu - Consolidated Communications Holdings Inc - CEO
Thank you, Bob. Good morning. I want to convey my excitement and support for this transaction. It is an exciting day for both of our companies and a logical continuation of FairPoint's evolution. We have made significant progress at FairPoint and we have built an operational platform that provides a foundation for future success with superior network, a track record of disciplined management, successful complex project execution and a proven ability to develop and deploy market driven industry-leading products to our customers.

As we announce this transaction and look to the joining together of Consolidated and FairPoint, I too am confident in the many it will provide to our customers, employees and shareholders. The combined company will have the scale, resources and experience to be a highly competitive leading business and broadband provider. Our strategies align and the combining of our networks to form the infrastructure for future growth benefiting all customers with an expanded product and service portfolio.

And for our shareholders, they will benefit from the additional liquidity and from the dividends they will receive. I believe Consolidated has a strong commitment to its customers to provide the most reliable and competitive services and support. That commitment extends to the communities it serves, ensuring connected communities and a strong local presence, [another] close alignment with FairPoint's business practice.

I wish to thank my team, all FairPoint employees, our Board of Directors and FairPoint shareholders for their support. Bob, back to you.

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
Thanks, Paul. Now let me go through a few details from the transaction. Under the terms of the agreement outlined on slide 7, Consolidated will acquire FairPoint in a 100% all stock transaction. Now the fixed exchange ratio is 0.73 implying a 17% premium to the 30-day average exchange ratio. The transaction is valued at $1.5 billion including the acquired net debt of $887 million. The financing commitment is in place and this is a meaningful deleveraging transaction. Steve Childers will provide more detail about our approach to the financing in his remarks.

The acquisition significantly increases our scale with its attractive superregional fiber network giving us access to new markets and new growth opportunities as we leverage our expanded product and service portfolio. You can view our combined footprint on slide 8 of our presentation.

The combination of the two companies makes us a top 10 fiber provider in the United States. We have executed well on our organic growth strategy, specifically with our commercial and carrier groups. This acquisition opens up considerable opportunity as we leverage the combined assets and resources as a unified Company. We add meaningful scale with more than 35,000 fiber route miles combined as well as 8,500 on net buildings and 2,400 fiber tower connections.

FairPoint's network is a high-quality enterprise class network including 17,000 fiber route miles in northern New England and 21,000 route miles companywide. Their past investments of more than $1 billion since 2009 have been significant and has created a foundation for future growth. The FairPoint network gives us access to 32 markets, a considerable new market opportunity.

I will now turn the call over to Steve Childers, our CFO, to discuss more details on the FairPoint transaction. Steve?

•	Steve Childers - Consolidated Communications Holdings Inc - CFO
Thanks, Bob. Good morning, everyone. I share Bob and Paul's excitement about this important transaction which adds meaningful scale and gives us a strong financial profile to fuel future growth opportunities and realize important synergies.

As shown on slide 10, as a result of this business combination pro forma revenue, calculated on a last 12 months basis as of September 30, more than doubles, almost $1.6 billion. And pro forma EBITDA, giving full effect for synergy, also doubles, over $620 million.

As you can tell from the bottom of the slide, our revenue mix will change from 83% coming from strategic revenues, which we define as consumer broadband, commercial and carrier revenues, to 72% on a pro forma basis given the current FairPoint revenue mix. We see opportunity to leverage what FairPoint has been doing well and to improve the revenue mix based on our approach to marketing our advanced product set and focus on customer service.

The pro forma operating statistics on slide 11 demonstrate the significant increase in scale of the combined Company. We will be operating in 24 states off a robust fiber network with over 35,000 fiber miles with 2,400 fiber to the tower sites and we will serve over 1.6 million customer connections.

Looking at slide 12, our initial synergy target is $55 million, which we will achieve in the first two years post closing based on the pace of integration. It is our practice to move quickly to continue to leverage our functional organization by getting on common platforms, standardizing processes and combining workgroups as quickly as possible.

Based on our diligence work to date we have built a detailed synergy plan that we will continue to refine between now and closing. Based on our past experience and our initial plan we would expect about 80% of synergies to come from corporate overhead as well is network and operational efficiencies. The other 20% would come from vendor and outsourced costs, including eliminating duplicative public company costs and professional services as well as efficiencies from integration of back-office systems.

Based on our experience, we both leave this is a conservative number as it represents less than 10% of the FairPoint operating cost structure. Comparable transactions generally yield 15% to 20% in synergies.

As you can tell on slide 13, we do have a proven track record of integration success. We have a very defined and disciplined project management process and we believe our approach and playbook will serve us well on this transaction. In our most recent acquisition of North Pittsburgh, SureWest and Enventis, in each instance we met the two-year synergy target that we set at the time of announcement. In fact in every case we have exceeded the original target by 10% to 15%.

In looking at slide 14, the financial benefits of this transaction are highly compelling. Given the underlying cash flow characteristics of each company, and giving effect to our conservative investment of synergy, as well as the impact of cash taxes from approximately $300 million in operating losses this transaction is highly accretive to cash flow. It also improves the payout ratio and is meaningfully deleveraging.

Pro forma net leverage at close, including run rate synergies, will be 3.8 times. This represents an improvement of more than a half turn compared to our 4.4 times on a standalone basis as of the end of the third quarter. The pro forma balance sheet capital structure will give us significantly improved strategic and financial flexibility.

Before turning the call back to Bob for closing remarks I would like to comment on our committed financing. We appreciate the support of our underwriters: Morgan Stanley, MUFG, TD Securities and Mizuho. We estimate that by refinancing FairPoint's net debt of $887 million as well as funding, fees and other transactions associate with this deal that we will need to raise $935 million. Our goal is to raise this all through secure term debt. We anticipate closing on the transaction midyear and we will be prepared to go to market on an opportunistic basis before closing. Finally, I would like to reiterate our long-term leverage target is 3.5 times.

In addition to approval, both sets of shareholders, this acquisition is subject to Hart-Scott-Rodino as well as regulatory approvals at the federal and state level. We believe regulators will see many benefits of this transaction to customers as the combined companies join together creating a stronger and more competitive company. I will now turn the call back over to Bob for closing remarks.

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
Thanks, Steve. Today's news is all about the future of Consolidated Communications and FairPoint. We believe the news is very good. We welcome the employees, customers, business partners and shareholders of FairPoint and look forward to a bright future together upon closing the transaction in 2017.

Our acquisition of FairPoint combines two companies with advanced networks and complementary business strategies resulting in a financially strong and highly competitive business and broadband solutions provider. Our revenue and adjusted EBITDA double and we gain significant scale and resources. Consolidated Communications will become the ninth largest fiber provider in the United States with a network spanning 24 states and more than 35,000 fiber route miles.

We intend to maintain our dividend and important return of capital we have declared to shareholders for the past 46 consecutive quarters since our IPO. This deal is cash flow accretive and deleveraging to our balance sheet.

Finally, we are committed and well-positioned to ensure a smooth transition for customers and employees as we leverage our successful track record of integrations. And with that we would be happy to take your questions at this time. Operator?
Question And Answers

•	Operator - -
A. (Operator Instructions). Scott Goldman, Jefferies.

•	Scott Goldman - Jefferies LLC - Analyst
Q. Thanks, good morning and congratulations to all. I'm hoping I can sneak a few questions in here. I guess, Bob, first, on the revenue side of the equation, obviously you have done a great job pushing the business and broadband agenda at Consolidated, obviously willing to take on a bit more legacy voice and other legacy exposures here.

Maybe just talk a little bit about your comfort with taking on the legacy declines or higher exposure to legacy declines and how you may approach that business on the revenue side. As well on the broadband side, wondering -- you have obviously made a lot of investments on the speed side of the equation in Consolidated. How do you think about the opportunity to invest in the FairPoint broadband network?

And then switching over to CapEx, I think you have been a bit more capital intensive than FairPoint. Wondering how you think about what the capital intensity of the combined business might look like and whether there is any CapEx synergies to be achieved here? Thanks.

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. Thanks, Scott, and I will tick those off in the order that you presented them. First on the legacy revenue decline, I will remind folks of our strategy and it is leveraging common assets across three customer groups: carrier, commercial and consumer.

And we have got a long legacy of experience in transitioning the markets we serve and we feel that we are in a great position by acquiring this asset at the right time of its evolution. Solid fiber network with the opportunity to continue to extend it, not only in northern New England but in the historical FairPoint regional markets of Washington state, upper state New York, Florida in the Panhandle.

And so with our experience we feel very fortunate that we have been able to temper revenue conversion or erosion on the consumer side. And while I don't think we will have the same experience we had with North Pittsburgh, we actually cut access line loss erosion there in half within the first three quarters of our implementation of the North Pittsburgh integration.

And so a move, a slight move in changing the revenue curve is incredibly accretive in this situation. And we think we are well-positioned with our product set, our focus on over the top video and the investment we will make in your second point, in upgrading broadband speeds.

And to that second point, if you look at the CAF program and the agreement that both our respective companies -- that Paul and I have made for our respective companies, we are doing just that: extending networks, network connections, extending the fiber network, making loop lengths smaller and we think there is tremendous upside in the additional connections that will -- and the passings will have over the next two and three years and beyond.

And so our CapEx strategy, to your third point, will build on Paul's I think robust commitment, roughly 13% to 14% of revenue. Even though ours has been in the 16% to 17% range, we have had more suburban and rural markets in some cases that have extended our consumer budget further or caused us to make some more investments in those areas. And then on the commercial and carrier side, ours has been fairly steady while Paul's has been somewhat frontloaded as he built out his core fiber network which we have studied incredibly closely.

And I would add one final point there. We think the significant investment that FairPoint has already made in their core fiber network positions us well to make reasonable investments consistent with our strategy of extending fiber network through smart builds, fiber access neighborhoods that we create to target our sales teams and see the extension of our consultative sales approach as fitting nicely with the combined CapEx availability that we will have as we integrate the companies.

And with regards to CapEx synergies, we are not assuming any, although we typically find them both in our purchasing power and in our scale that will allow us to put the CapEx where we think we get the best return across all markets. I think I got them all, Scott.

•	Scott Goldman - Jefferies LLC - Analyst
Q. Yes, you did. Thanks so much, Bob. Appreciate it.

•	Operator - -
A. Frank Louthan, Raymond James.

•	Frank Louthan - Raymond James & Associates - Analyst
Q. Great, thank you. So going forward what is sort of the message for investors, where you fit in the industry and relative to your peers and what you're combining? And then can you give us an idea of the trends -- the combined trends on the subsidy business? Where did FairPoint come out under CAF-I and 2? And how should we think about that revenue source going forward?

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. Great, I will take the first part of that and then Steve will help me on the CAF-II. And Paul may have a comment on FairPoint if we miss any with respect to the detailed history. Frank, in all candor, we are focused on our strategy. And we think that when you look across the industry all of us have taken slightly different paths and ours is around, as I mentioned earlier, leveraging common assets across those three customer groups and solving network oriented technology problems for our customers.

Whether it is large carriers, wireless carriers, or large enterprise customers that act like carriers, that buy like carriers, even in the case of small cells, we are looking to be the best to deal with for all of those customer groups. And that is frankly why we rolled out the cloud service bundle and shifted our sales strategy at the end of last year to being more consultative and focusing on solving business problems for our customers.

And even on the consumer side we have rolled out self-service portals to make that revenue more profitable, deemphasizing legacy video with over the top options and unifying them around a more efficient interface with our portal rollout.

So when you ask me how we fit in the industry, I don't think we have the same comparables that we have had in the past. We are more like a broadband -- integrated broadband service provider, maybe even better compared to the cable companies these days than the historical telco and that is where we will continue to focus.

And that is why we think the combination with FairPoint is at the right time. And we have watched this company, like everyone else, for a number of years and done an extensive amount of due diligence in the last little over a year and market studies -- confidential market studies on market opportunities that exist across -- within a mile or less of their fiber footprint.

So where we fit in the industry -- I think you will have an opinion on that. But I think we really feel that our story is unique and we are leveraging this opportunity to extend what is a well-defined organic strategy that we leverage when we do deals and this is an excellent example love that. As far as the CAF, Steve, you want to take that?

•	Steve Childers - Consolidated Communications Holdings Inc - CFO
A. Sure. Hey, Frank, this is Steve. Paul and I are going to tag team the CAF-II question. For Consolidated, I think you know very well we've been very public about the transition for CAF-II for Consolidated. Just as a reminder, the SEC standard on rolling out broadband under CAF-II is 10 and 1. And I would remind everybody that over 90% of our addressable homes already get 20%.

So we are backing up relative to the CAF-II numbers, that is why we have been so focused on the organic growth strategy that Bob has articulated. So over the five-year period you can see we accepted all CAF-II funding available to us. We started at $36 million, we stepped down over the transition period to about $14 million over that transition period.

And again, we will make some of that up based on the CAF-II build out itself and the expected penetration and take rates associated with that build out. Again, that is why it's -- that knowledge, that is why, again, we've been so focused on our organic growth strategy and that's kind of the way we've looked at acquisitions as well. Paul?

•	Paul Sunu - Consolidated Communications Holdings Inc - CEO
A. I think the way to look at regulatory funding is really in two buckets, versus what relates to CAF funding and the other is just other miscellaneous regulatory funding that we get. On that other miscellaneous bucket we run about $6 million in total there. On the CAF funding side in 2016 we would run about $45 million.

Now in that we have the transitional funding that phases down under CAF-II and then we had two states that we did not take funding on. So in total in 2016 we would expect between the CAF and the miscellaneous to be about $51 million. In 2017 that number will step down because we will lose that frozen CAF on the two states that we didn't take CAF-II on and then the step down on transitional funding to get us to about $48 million.

So, you can see that step down occurs. And then over -- there will be another $2 million to $3 million step down in 2018 and then a similar amount going into 2019. But then we should see a pretty stable run rate for 2019 and 2020.

•	Frank Louthan - Raymond James & Associates - Analyst
Q. Great, that is helpful. Thank you.

•	Operator - -
A. Barry Sine, Drexel Hamilton.

•	Barry Sine - Drexel Hamilton - Analyst
Q. Good morning, gentlemen. Congratulations. First question for you, have you spoken to the union? Obviously there has been some history at FairPoint and Paul was [selected] with a very strong union agreement. And then similarly, have you spoken to the state regulators, especially in new England and especially states like Vermont, home of Bernie Sanders? Have you already spoken of those folks or is that still to come?

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. No, Barry, it is Bob Udell and I will ask Paul to pile on. With the expectation over the last few months that we might come to terms, we have had a lot of dialogue around both of those topics and our teams have spent a significant amount of time mapping out the regulatory approval process for the deal.

And so without naming us or having specific conversations Paul of course has helped us do that research. But I have not spoken and won't until we choreograph that at the right time with the state regulators. On the union front -- well, let me stop there, Paul, and let you pile on?

•	Paul Sunu - Consolidated Communications Holdings Inc - CEO
A. Thanks, Bob. We are -- obviously before the announcement no communications were shared. When the press release occurred this morning we did reach out as would be a practice and protocol to union leadership making be aware of the announcement. Our external affairs teams have also been made aware of this and they are in the process of connecting up with the various leadership in the states. So there is a mechanism and a process, as you might imagine, related to these things and it is taking course right now.

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. So, Barry, typically in our history -- I will give California as an example. We broke a record in closing the transaction in California within a short amount of time, roughly 90 days. And while we can't predict what time this will take, we are good actors in all the states in which we compete across our 11 state footprint. We have good relationships, cooperative, collaborative with the commissions.

We are interested in doing what is best for customers and also doing what is best for our shareholders and balancing those effectively and have through our history. So we are confident that we can work through this process and we look forward to engaging the regulatory bodies and we have done an extensive amount of planning around how we will fan out and approach those discussions in a structured way.

And with regards to the union, the union represented [bargaining unit] represented folks across our network. We have worked with through our roughly 60 years history of them having unions in Illinois and Pennsylvania and Texas. And we are very comfortable in those negotiations. We are known to be fair, we have a track record of good outcomes from employees and the Company and we don't expect anything different in this situation.

•	Barry Sine - Drexel Hamilton - Analyst
Q. Okay, that is helpful. I wanted to shift gears and talk about revenue synergies. I know you haven't given a number on revenues, but I was looking for some comments. I know on the Consolidated side you guys have really ramped up your business sales force and you have had good results as a result of that. And with FairPoint you are buying, as you point out, a very, very impressive fiber network in it would seem to me that you have got quite an opportunity here to apply the Consolidated sales model to the FairPoint network. Could you talk about that please?

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. We think we do and that is one of the things in due diligence that we invested heavily in in doing a detailed analysis of all of FairPoint's markets, including the non-northern New England areas that I mentioned earlier around the United States that are good pockets for continued agile [and] growth as well.

But one of the things that -- and I won't put words in Paul's mouth, but one of the observations we have had is that FairPoint has done an excellent job of building a top-notch fiber network that really caught our attention as we got closer to this about 18 months ago and started contemplating if it made sense for us to work together and come together.

And they have spent a lot of time really nurturing the large enterprise and wholesale customers which has allowed them to build out that network for the medium -- typical commercial customer that we serve. And so our sales strategy and product portfolio cloud service and the whole consultative sales approach we think will build on that platform that they have created.

And that is why I refer to this as the right time for us to come together. It is not something they wouldn't have done anyway, but it is something that we have worked to perfect and refine over the last few years especially. And so I feel that we are well-positioned.

•	Paul Sunu - Consolidated Communications Holdings Inc - CEO

A. I would really support that. And from our point of view, as you know, one of our four pillar strategies has been to grow new and sustain existing revenues. And as Bob has shared some of these in his comments, I believe that the combination together will help us to accelerate on that strategy.

•	Barry Sine - Drexel Hamilton - Analyst
Q. Okay, that is helpful. Thank you, Paul. My last question, Bob, you mentioned the North Pitt analogy, the success there. One of the things you did with North Pitt is you came in, they had a very good broadband network. You immediately started pumping in video off of the [Mattoon] head end. Wondering if there's an opportunity here.

Obviously in this call you have talked about more of an OTT type video strategy, so maybe times have changed. But on the consumer side you had a question before about what can you do perhaps differently to stem some of the consumer losses. And I'm wondering if perhaps video and perhaps pumping video in from that Mattoon head end might be one of the steps you would take?

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. There is a different analogy in this case, but we may do and we have a plan to explore that delivery, just the FiOS connection, the network passings that exist in the legacy FairPoint markets. But it is going to be less about broadcast video deployment, more about over the top. And the analogy in this case that I'd give you is our unified portal is really the video of the North Pitt deal.

We are well-positioned to accelerate that. They have got a lot of the heavy lifting done on bringing their platforms together and have made huge progress in creating an infrastructure that is set up well for integration and for new product rollout. And so we are really excited about the speed at which we think we can move to bring those items to bear.

And in addition, they are well-positioned for us to focus on upgrading speeds. The CAF dollars are going to the right places and our focus will be to keep our story for investors and the cash flows as predictable as possible, keeping the dividend secure while putting capital where we think the best return can be. And having the ability to look at priorities on a region basis within the capital guidance we give. And that will include initially looking at how do we accelerate speed upgrades that otherwise FairPoint independently couldn't have made a priority.

•	Barry Sine - Drexel Hamilton - Analyst
Q. Just one question on that. I don't know if you have a number -- you gave the 90% number that the Consolidated footprint is already CAF-II compliant. Do have a similar number on the FairPoint footprint or do you not have that at this point?

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. I'm looking at Paul. I don't know at this point.

•	Paul Sunu - Consolidated Communications Holdings Inc - CEO
A. We are going to stick with the answer that we provided on our last quarter call, which is that we believe that we are on pace if not ahead of pace to meet the 2017 target.

•	Barry Sine - Drexel Hamilton - Analyst
Q. Okay, great. Thank you very much, gentlemen.

•	Operator - -
A. Davis Hebert, Wells Fargo Securities.

•	Davis Hebert - Wells Fargo Securities - Analyst

Q. Thanks for taking the questions. The synergies of $55 million, that is over two years. Just curious if you can kind of layout what you think the first year synergies would look like.

•	Steve Childers - Consolidated Communications Holdings Inc - CFO
A. Davis, this is Steve. According to our model, again I want to emphasize that we are still refining, tweaking our model. Based on the amount of diligence we have already done the $55 million is spread over the first two years and we have roughly $35 million in the first year.

Again, you will see some at closing, but then really it starts working just on the pace of integration and how we start going through our process of getting on common systems as quickly as possible and combining workgroups where we can and then just the elimination of some duplicative functions or overhead. And the percentage is pretty consistent with how we have done past transactions, closing first year compared to second year numbers as well.

•	Davis Hebert - Wells Fargo Securities - Analyst
Q. Okay, that is helpful. And then you touched a little bit on the capital intensity. One thing that is a good thing about Consolidated is your network quality is largely seen as better than your peers. I think close to 90% can get 20 meg speeds. Just curious if you have any sort of targets you are thinking about for FairPoint and where the starting point might be there?

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. The target is to meet or exceed the competitive situation in each market and that has always been our strategy. And so, our observation in due diligence has been that the investment that FairPoint has made has been around balancing the competitive situation, which in some of their markets is less than many of ours in terms of number of competitors. And shoring up with their core network investments their ability to serve the enterprise and large customer groups.

So what I think we will bring is -- and that is why I say it is the right time in their history for us to come together. We are going to bring an accelerated focus on stepping up those investments where we think more bandwidth capability is needed to both temper the legacy revenue declines and create upside in the commercial space.

So the targets are more internal, we are not going to give guidance on revenue and those achievements. But generally speaking you will see us move it closer to our statistics, which we've proven through history we continue to improve over time.

•	Davis Hebert - Wells Fargo Securities - Analyst
Q. Okay, thanks for that. And last question for me -- and I will kind of wrap this into one question. But cash taxes, you are acquiring some NOLs here. Just curious how that impacts your cash tax runway, or holiday I should say? And then FairPoint has pretty sizable pension contributions. Just wondering how you are thinking about that from the combined leverage profile of the Company and where cash pension contributions will shake out over time.

•	Steve Childers - Consolidated Communications Holdings Inc - CFO
A. This is Steve, so the NOL obviously are hugely accretive to the transaction. And based on our initial analysis we are still finalizing it, but we don't believe it's subject to any kind of 382 limitations, still evaluating some of the applications. If there is any issues relative to some of the -- going back to the bankruptcy days, but we believe the NOLs were fully usable to us. So there's a nice shield for the next few years.

And then on the pension contributions, we have talked about the consolidated numbers, [amount of] contribution this year, maybe we go up like $6 million or $7 million next year and then it steps up just a little bit. And I think FairPoint is roughly like $20 million to $25 million a year.

So again, as you look at the overall reason for the combination -- let me back up. So number one, if the concession or the improvement that they got with the last labor negotiation and the reduction in the OPEB and pensions [line] liability I think is very meaningful to how we look at it on a go-forward basis.

And then I think if you step back, there is a larger pension contribution pro forma than a standalone basis, but we are also looking at the ability to de-lever the balance sheet, shield taxes and just the underlying cash flow characteristics of both companies. And then if we are also successful on our refinancing for this deal we are pretty comfortable with the overall pro forma cash flow profile of the Company.

•	Davis Hebert - Wells Fargo Securities - Analyst
Q. Okay. Thanks, Steve. Thanks, Bob. Paul, thank you.

•	Operator - -
A. Sachin Shah, Albert Fried.

•	Sachin Shah - Albert Fried & Company - Analyst
Q. Hi, good morning. Congratulations on the deal. Just a couple questions on the state regulatory approvals, the PUCs. I am just kind of wondering because I think FairPoint has more state coverage based on the presentation [17 versus 11] for you guys. Are you guys expecting more kind of a thorough state-by-state POC approval? Can you just maybe name them? Thank you.

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. I am not sure I follow the question in terms of naming state by state approval.

•	Sachin Shah - Albert Fried & Company - Analyst
Q. Just looking for what state PUC approvals are needed in the deal.

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. Every state will have either something we have to file and not every state has to approve the transaction, but most do. And that is typical in this type of situation. We are obviously, because of the size, focused on Vermont, New Hampshire and Maine and expect also there will be filings in Pennsylvania, Virginia, Washington State.

And so there is roughly 17 states that we'll have to work through. But that is nothing dissimilar to what we have had to do in the past. And some of them are states that we are already familiar with and all of them are states that FairPoint are very familiar with.

We have spent quite a bit of time understanding what we think the process will look like, what those state commissions have as their specific areas of interest. And so it wouldn't be prudent for me to go through all that detail on this call. But we are very confident beginning today we are going to begin engaging each of them with the right steps to facilitate the most efficient closing processes as possible.

And we are doing it together. And in fact, as Paul mentioned, he has already made some of those calls this morning to start those introductions (technical difficulty). So I feel real good about our ability and our track record for any references they want to check in Pennsylvania, in California, in Texas, in Illinois on our ability to be a good actor and a good steward of the future of broadband in each of these states.

•	Sachin Shah - Albert Fried & Company - Analyst

Q. So just out of curiosity, is the timing more closer to the SureWest deal versus the Enventis deal? I think Enventis was 109 days and the SureWest was about 148 days. Is it because of the amount of approvals that you may need in going through the procedural process? Is it more the 148 days?

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. I would love to be able to specifically predict that, but I would say that is why we are predicting mid-2017. And so, I hope to exceed that, but we are prepared to do what is necessary to make sure that we get the right approval done that is in the best interest of the customer groups we serve, fair from a regulatory perspective and good for our shareholders.

•	Sachin Shah - Albert Fried & Company - Analyst
Q. Okay, just one final question if you don't mind. Just a quick background, How long was the process? Thank you.

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. The process for coming to terms on the deal?

•	Sachin Shah - Albert Fried & Company - Analyst
Q. Yes, when did talks start and it was just exclusive one-on-one or was there kind of an auction process? Thank you.

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. Yes, I can let Paul comment on, from his perspective, the process because I'm sure he sees our due diligence as a pain in the butt at times. But I would tell you that we have off and on been in conversation over the last 18 months and watched closely the progress that they made in certain areas.

And the labor agreement, which I think was good for their employees, created a platform for the future for serving customers more effectively and in a way that customers like to be served. So the timing is right and the situation and platform is just perfect for our influence and our ability to accelerate our long-term strategy. So that is probably as much detail as I can give on the process. Paul, anything to add?

•	Paul Sunu - Consolidated Communications Holdings Inc - CEO
A. From our side, look, we have said for several quarters that we are in a consolidating industry where scale matters. And that successful execution of our strategy over the past several years has positioned us to be an active participant in that consolidation. And I think today's announcement is really evidence of that. Details really regarding the background of this transaction will of course be provided when the proxy statement is filed.

•	Sachin Shah - Albert Fried & Company - Analyst
Q. Fair enough. Thank you very much. Congratulations.

•	Operator - -
A. (Operator Instructions). I'm not showing any further questions at this time. I would like to turn the call back over to Bob Udell.

•	Bob Udell - Consolidated Communications Holdings Inc - President & CEO
A. Thanks, Kevin. If you think about the opportunity here, I can't stress enough that this is the right time in FairPoint's history for Consolidated and FairPoint to come together. And it is the right time for us to pursue an integration that aligns with our track record of successfully bringing companies together.

And at its essence this agreement is about strengthening fundamentals of a strong company and extending our existing strategy to deliver the best broadband solutions to our carrier, commercial and consumer customer groups. I thank you for joining us today and look forward to talking to you again at our next quarterly report.

•	Operator - -

A. Ladies and gentlemen, this does conclude today's presentation. You may now disconnect and have a wonderful day.